Exhibit 3

Annex I(A)

Unaudited* Special Merger Individual Financial Statements of Telecom Argentina, as of March 31, 2017.

* The special merger financial statements attached hereto were prepared to comply with local Argentine laws and were subject to an audit performed under International Standards on Auditing (ISAs). Such financial statements were not audited in accordance with PCAOB Standards or US GAAS and do not comply with SEC requirements.

TELECOM ARGENTINA S.A. (Surviving company)

UNAUDITED SPECIAL MERGER INDIVIDUAL FINANCIAL STATEMENTS
AS OF MARCH 31, 2017

TELECOM ARGENTINA S.A. (Surviving company)

UNAUDITED SPECIAL MERGER INDIVIDUAL FINANCIAL STATEMENTS AS OF MARCH 31, 2017

INDEX

Special Merger Individual Statement of Financial Position
Notes to the Special Merger Individual Financial Statements

TELECOM ARGENTINA S.A. (Surviving company)

Alicia Moreau de Justo 50 — Autonomous City of Buenos Aires

Financial Year No. 29 started on January 1, 2017

SPECIAL MERGER INDIVIDUAL FINANCIAL STATEMENTS
AS OF MARCH 31, 2017

Main activity of the Company: the provision, directly or through third parties or associated with third parties, of ICT Services, whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure, within the framework of the applicable licenses, and the provision of Audiovisual Communication Services. Provision, leasing, sale and marketing, of any kind, of equipment, infrastructure, goods and services of any kind, related or complementary to the ICT Services and Audiovisual Communication Services. Execution of works and provision of all kinds of services, including consulting and security services, related to the ICT Services and Audiovisual Communication Services.

Date of Registration in the IGJ:

Of the bylaws: July 13, 1990

Of the last amendment: May 23, 2017 (registration in process. Note 9.a.1)

Date of expiration of the bylaws: July 13, 2089

Information on the controlling company in Note 5.

CAPITAL STOCK

As of March 31, 2017

(in Argentine pesos)

	Registered, subscribed and authorized for offering (Note 6)
Type of shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares of $1 argentine peso of nominal value each and entitled to one vote each:
Class “A”	502,034,299	—	502,034,299
Class “B”	466,890,558	15,221,373	482,111,931
Class “C”	234,748	—	234,748
Total	969,159,605	15,221,373	984,380,978

TELECOM ARGENTINA S.A. (Surviving company)

SPECIAL MERGER INDIVIDUAL STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2017

(In millions of Argentine pesos)

ASSETS
Current Assets
Cash and cash equivalents	230
Investments	185
Trade receivables	2,318
Other receivables	315
Inventories	13
Total current assets	3,061
Non-Current Assets
Trade receivables	10
Other receivables	76
Income tax assets	770
Investments	11,853
Property, plant and equipment	11,809
Intangible assets	402
Total non-current assets	24,920
TOTAL ASSETS	27,981
LIABILITIES
Current Liabilities
Trade payables	2,267
Deferred revenues	720
Financial debt	30
Salaries and social security payables	1,246
Income tax payables	375
Other taxes payables	172
Other liabilities	59
Provisions	244
Total current liabilities	5,113
Non-Current Liabilities
Deferred revenues	415
Salaries and social security payables	174
Income tax payables	6
Other liabilities	183
Provisions	817
Total non-current liabilities	1,595
TOTAL LIABILITIES	6,708
EQUITY
Capital Stock — Outstanding shares	969
Inflation adjustment of capital stock — Outstanding shares	2,646
Capital Stock — Treasury shares	15
Inflation adjustment of capital stock — Treasury shares	42
Treasury shares acquisition cost	(461)
Legal reserve	734
Special reserve for IFRS implementation	351
Voluntary reserve for capital investments	3,191
Voluntary reserve for future investments	2,904
Voluntary reserve for future dividends payments	4,272
Other comprehensive results	680
Retained earnings	5,930
TOTAL EQUITY	21,273
TOTAL LIABILITIES AND EQUITY	27,891

The accompanying notes are an integral part of this Special Merger Individual Statement of Financial Position.

Information on the main accounts is given in Note 4 to this Special Merger Individual Statement of Financial Position.

Mariano Ibáñez
Chairman of the Board of Directors

TELECOM ARGENTINA S.A. (Surviving company)

NOTES TO THE SPECIAL MERGER INDIVIDUAL FINANCIAL STATEMENTS AS OF MARCH 31, 2017
(In millions of Argentine pesos or otherwise expressly indicated)

INDEX

Note		Page

	Glossary of terms	4
1	Purpose of the Special Merger Individual Financial Statements	5
2	Basis of preparation of the Special Merger Individual Financial Statements	5
3	Significant accounting policies	6
4	Breakdown of the main accounts of the Special Merger Individual Financial Statements as of March 31, 2017.	12
5	Controlling Company and balances with Companies Law No. 19,550	15
6	Equity	16
7	Telecom Group and its controlling companies reorganization	17
8	Restrictions on distribution of profits	18
9	Subsequent events to March 31, 2017	19

TELECOM ARGENTINA S.A. (Surviving company)

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these Special Merger Individual Financial Statements.

Company or Telecom Argentina or Surviving Company: Telecom Argentina S.A.

Cablevisión or absorbed Company: Cablevisión S.A.

Personal or Telecom Personal: Telecom Personal S.A., controlled Company in accordance with “General Corporations Law”.

Sofora: Sofora Telecomunicaciones S.A., Nortel’s controlling Company.

Fintech: Fintech Telecom LLC, Sofora’s controlling Company.

WAI: means W de Argentina - Inversiones S.A.

Nortel: Nortel Inversora S.A., Telecom Argentina’s controlling Company

BCBA/NYSE:  The Buenos Aires Stock Exchange and the New York Stock Exchange, respectively.

BYMA (Bolsas y Mercados Argentinos): The Argentine Stock Exchange. Replaces the BCBA.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

Preliminary Merger Agreement: Preliminary Merger Agreement approved by the Board of Directors of Telecom Argentina and Cablevisión on June 30, 2017.

ENACOM: the Regulatory Authority, the National Communications Agency.

ENTel: “Ente Nacional de Telecomunicaciones” National Telecommunications.

IASB:  International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

The Parties: Telecom Argentina and Cablevisión, in conjuntion.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

IAS: International Accounting Standards.

ICT: Information and Communication Technology services: services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks. Each service is subject to its specific regulatory framework.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

RT 26: Technical Resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SEC: Securities and Exchange Commission of the United States of America.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

TELECOM ARGENTINA S.A. (Surviving company)

NOTE 1 — PURPOSE OF THE SPECIAL MERGER INDIVIDUAL FINANCIAL STATEMENTS

These Special Merger Individual Financial Statements have been prepared by request and only for consideration of the Board of Directors of Telecom Argentina and Cablevisión in the first place, and later for consideration of the Shareholders’ meeting, in relation to the merger transaction described below, and for its presentation before the respective authorities.

The proposed merger consists of the merger by absorption of Cablevisión, as an Absorbed Company, by Telecom Argentina as a Surviving Company, in accordance with the terms of the Preliminary Merger Agreement according to the terms of Section 82 and 83 of the LGS, and with the fiscal framework provided in Section 77 et seq. of the Income Tax Law No. 20,628 and Section 105 of Decree No. 1,344/1998 of the Income Tax Law and, all of which ad referendum to the approval of their respective shareholders’ meetings and subject to regulatory approvals and other conditions described in the paragraph below.

The merger of Telecom Argentina and Cablevisión is subject to the compliance of the following conditions (“Precedent Conditions of the Merger”):

1)             the signing of its definitive reorganization agreement (the “Final Reorganization Agreement”);

2)             the obtaining of ENACOM’s authorizations

The Effective Date of merge will be the date in which the Chairmen of the Board of Directors of The Parties subscribe an operations transfer minute stating that: (a) Telecom Argentina has adapted its operational- technical systems to assume the operations and activities of Cablevisión, and (b) the transfer of the activities and operations of the absorbed company to Telecom Argentina will finalize at the Effective Date of the merge as the “Precedent Conditions of the Merger” are accomplished.

As of the Merger Effective Date, Telecom Argentina will continue with Cablevisión’s activities generating the corresponding operative, accounting, and tax effects.  As of that date, Telecom Argentina (Absorbing Company) will acquire ownership of the assets and liabilities, including registrable property, rights and obligations of Cablevisión (Absorbed Company).

Pursuant to the provisions of Section 83.1 a) of the LGS, the Parties declare that the Merger agreed in the Preliminary Merger Agreement is made in order to enable them to efficiently offer, in line with the trend both at a national and international level, technological convergence products between media and telecommunications services, in a separate or independent basis, to provide voice, data, sound and image services, both fixed and wireless, in a single product or groups of products for the benefit of users and consumers of such multiple individual services.

NOTE 2 — BASIS OF PREPARATION OF THE SPECIAL MERGER INDIVIDUAL FINANCIAL STATEMENTS

a)             Basis of preparation

These Special Merger Individual Financial Statements have been prepared in accordance with RT 26 of FACPCE (as amended and adopted by the CPCECABA), as required by the CNV.

Given its specific purpose described in Note 1, these Special Merger Individual Financial Statements do not include the following statements: the Special Income Statement, the Special Statement of Changes in Equity, the Special Statement of Cash Flows or the notes and other information required by IFRS.

These Special Merger Individual Financial Statements are a free translation from the original Special Merger Individual Financial Statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version.

These Special Merger Individual Financial Statements are presented in millions of pesos, so the accounting balances have been rounded. The effect of the aforementioned rounding is non-material for the Special Merger Individual Financial Statements taken as a whole.

The preparation of these Special Merger Individual Financial Statements requires the Company’s Management to use certain critical accounting estimates that could affect to the figures of the financial statements or its complementary information. Actual results could differ from those estimates.

These Special Merger Individual Financial Statements as of March 31, 2017 were approved by resolution of the Board of Directors’ meeting held on June 30, 2017.

TELECOM ARGENTINA S.A. (Surviving company)

b)             Financial statement formats

The Special Merger Individual Financial Statements formats adopted are consistent with IAS 1, In particular:

•                  Special Merger Individual Statement of Financial Position has been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

1) Going concern

The Special Merger Individual Financial Statements have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

2) Foreign currency balances

At period-end exchange rate.

3) Foreign currency translation

The items included in the financial statements of each entity are recorded using the currency of the primary economic environment in which each entity carries out its activities (“the functional currency”). The financial statements are presented in Argentine pesos ($), which is the functional currency of Telecom Argentina. The functional currency of the Company’s foreign subsidiaries is represented by the legal tender of the country in which each company is located.

The financial statements of the Company’s foreign subsidiary (Telecom USA) are translated using the exchange rates at the reporting date for assets and liabilities. The exchange differences resulting from the application of this method are recorded to Other Comprehensive Income.

4) Financial instruments

4.1) Financial assets

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS 9 provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

TELECOM ARGENTINA S.A. (Surviving company)

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

During 2016, Telecom Argentina received government bonds from the Government of the Province of Mendoza and the province of Buenos Aires, denominated in pesos that bear an interest rate in pesos. These securities were valued at amortized cost.

Those National, Provincial and Municipal Governments bonds denominated in foreign currency whose initial intention is to keep them until their maturity, are measured at amortized cost and bear an interest in foreign currency. In this particular case, Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date. The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement.

Likewise, Telecom Argentina had acquired Government bonds. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value.

Impairment of financial assets

The Management of the Company assesses as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the period’s Income Statement.

Certain circumstances of impairment of financial assets that the Company assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

4.2) Financial liabilities

Financial liabilities comprise trade payables, financial debt, salaries and social security payables (see 13) below) and certain other liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

5) Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

6) Non-current investments

The equity interest in controlled companies is valued at the equity method net of results not transferred to third parties, determined on the basis of period-end financial statements and prepared with similar accounting policies as those used in the preparation of these Special Merge Individual Financial Statements.

The Management of the Company has not been aware of facts that could change the financial position or results of subsidiaries as of March 31, 2017 as from the date of approval of their financial statements, which have a significant impact on the valuation of the investments at that date.

The 2003 Telecommunications Fund is recorded at fair value.

TELECOM ARGENTINA S.A. (Surviving company)

The Goodwill is the higher purchase value paid by the Company above the book value of Personal’s outstanding shares (0.008%).

7) PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred, unless they are improvements. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the Statement of Financial Position under Provisions line item at its present value.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the Income Statement.

8) Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

• Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met.

The cost of acquiring broadband subscribers meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, which guarantees minimum monthly income by installments and, in the event of early cancellation, grants the right to cancel bonuses granted at the beginning of the contractual relationship (i.e, equipment bonuses).

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

On August 17, 2016, Law No. 27,265 (in force since August 29, 2016) was published in the Official Bulletin incorporating an amendment to Law No. 24,240 of Consumer Protection. This incorporation (in Section 10 quárter) establishes the prohibition of “collection of advance notice, advance month and/or any other concept, by service providers, including public services, in the cases of unsubscription request made by subscribers, either in a personal, telephonic, electronic or similar way” In this sense, since last quarter of 2016, the Company complies with these regulations, where applicable, and the Company’s Management will continue assessing the effects of the new regulations in its SAC capitalization policies.

• Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 8 years.

TELECOM ARGENTINA S.A. (Surviving company)

• Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

• Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration up to year 2028.

• Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (180 months).

9) Leases

Finance leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. The Company recognizes finance leases as assets and liabilities in its Statements of Financial Position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of March 31, 2017 the Company holds finance lease which represent current commercial liabilities in the amount of $57.

10) Impairment of PP&E and intangible assets

At least annually, the Company assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include, among others, obsolescence or physical damage of the asset, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include, among others, the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount. In that event, a loss shall be recognized in the period’s Income Statement.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Where it is not possible to estimate the recoverable value of an unconsolidated asset, the Company estimates the recoverable value of the cash-generating unit to which the asset belongs.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized.

Telecom Argentina has assessed the recoverability of works in progress and materials related to AFA Plus Project, recording an impairment for the total book value of the assets involved in an amount of $201 as of March 31, 2017.

TELECOM ARGENTINA S.A. (Surviving company)

11) Other liabilities

Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

12) Deferred revenues

Deferred revenues include:

Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first.

Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship.

Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

13) Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See 4.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving the Company upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Company and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

14) Taxes payables

The Company is subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees and income taxes, among others, that represent an expense for the Company. It is also subject to other taxes over its activities that generally do not represent an expense (VAT).

The principal taxes that represent an expense for the Company are the following:

TELECOM ARGENTINA S.A. (Surviving company)

• Income taxes

The Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The statutory income tax rate in Argentina is 35%.

Income tax - Actions for recourse filed with the Tax Authority

Section 10 of Law No. 23,928 and Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina and its domestic subsidiaries determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the “Candy” case (07/03/2009) in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011 and 2012 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/2014, 06/02/2015 and 10/04/2016), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that the Company took knowledge during 2015, and after making the respective assessments, Telecom Argentina filed during 2015 and 2016 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010 and 2011 for a total amount of $371 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of issuance of these Special Merger Individual Financial Statements, the actions for recourse filed are pending of resolution by the Tax Authority. However, the Company’s Management, with the assessment of its tax advisor, considers that the arguments presented in those recourse actions follow the same criteria as the one established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which should allow the Company to obtain a favorable resolution of actions of recourse filed.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $466 as of March 31, 2017. For the measurement of the tax credit, the Company has estimated the amount of the tax determined in excess since 2009 weighting the likelihood of certain variables according to the jurisprudential antecedents known until such date. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to annually re-measure the tax credit recorded.

• Turnover tax

The companies located in Argentina are subject to a tax levied on revenues and other income in those jurisdictions where they develop their activity. The Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services or equipment).

• Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements. The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

TELECOM ARGENTINA S.A. (Surviving company)

15) Provisions

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in 7) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

16) Treasury Shares Acquisition

In connection with the Telecom Argentina’s Treasury Shares Acquisition Process, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the Income Statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

NOTE 4 — BREAKDOWN OF THE MAIN ACCOUNTS OF THE SPECIAL MERGER INDIVIDUAL FINANCIAL STATEMENTS AS OF MARCH 31, 2017

March 31,
2017
CURRENT ASSETS
a) Cash and cash equivalents
Cash	11
Banks	119
Time deposits	100
230
b) Investments
National Government bonds at fair value	175
Provincial government and Municipal bonds at amortized cost	10
185
c) Trade receivables
Services and equipment	2,426
Balances with Companies Law No. 19,550 (Note 5.b)	88
Subtotal	2,514
Allowance for doubtful accounts	(196)
2,318
d) Other receivables
Prepaid expenses	224
Tax credits	43
Restricted funds	24
Other	34
Subtotal	325
Allowance for doubtful accounts	(10)
315
e) Inventories
Fixed telephones and equipment	14
Allowance for obsolescence of inventories	(1)
13
NON-CURRENT ASSETS
f) Trade receivables
Services	10
10

TELECOM ARGENTINA S.A. (Surviving company)

March 31,
2017
g) Other receivables
Credit on SC Resolution No. 41/07 and IDC	56
Prepaid expenses	43
Tax on personal property — on behalf of Shareholders	18
Restricted funds	20
Tax credits	1
Balances with Companies Law No. 19,550 (Note 5.b)	1
Other	11
Subtotal	150
Allowance for regulatory matters	(56)
Allowance for tax on personal property	(18)
76
h) Income tax assets
Deferred tax assets:
Allowance for doubtful accounts	113
Provisions	363
Termination benefits	79
Deferred revenues	85
Pension benefits	105
Deferred tax liabilities:
PP&E	(427)
Intangible assets	(76)
Total net deferred tax assets	304
Actions for recourse tax receivable	466
770
i) Investments
Personal	11,760
Goodwill	3
Telecom USA	85
Provincial government and Municipal bonds at amortized cost	4
2003 Telecommunications Fund	1
11,853
j) PP&E
Land, buildings and installations	1,080
Computer equipment and software	696
Switching and transmission equipment (i)	2,662
Mobile network access and external wiring	4,783
Construction in progress	1,597
Other tangible assets	277
Subtotal PP&E	11,095
Materials	960
Impairment of PP&E	(201)
Valuation allowance for materials and impairment of materials	(45)
11,809

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, and equipment lent to customers at no cost.

k) Intangible assets
Rights of use	197
Service connection or habilitation charges	120
SAC Internet	74
Other intangible assets	11
402
CURRENT LIABILITIES
l) Trade payables
PP&E	1,223
Other assets and services	957
Inventory	2
Balances with Companies Law No. 19,550 (Note 5.b)	85
2,267
m) Deferred revenues
On short-term projects equipment to be delivered	612
On capacity rental	42
On connection fees	35
Balances with Companies Law No. 19,550 (Note 5.b)	17
On prepaid calling cards	14
720

TELECOM ARGENTINA S.A. (Surviving company)

March 31,
2017
n) Financial debt
Bank overdrafts — principal	30
30
o) Salaries and social security payables
Vacation and bonuses	904
Social security payables	233
Termination benefits	109
1,246
p) Income tax payables
Income tax payables 2016	465
Income tax payables 2017	275
With holdings and payments in advance of income taxes	(370)
Law No. 26,476 Tax Regularization Regime	5
375
q) Other taxes payables
Tax withholdings	66
VAT, net	56
Municipal taxes	21
Turnover tax	14
Regulatory taxes and fees	15
172
r) Other liabilities
Compensation for directors and members of the Supervisory Committee	38
Guarantees received	10
Balances with Companies Law No. 19,550 (Note 5.b)	4
Other	7
59
s) Provisions
Civil and commercial proceedings	109
Labor claims	97
Regulatory, tax and other matters claims	38
244
NON-CURRENT LIABILITIES

t) Deferred revenues
On capacity rental	225
On connection fees	84
Balances with Companies Law No. 19,550 (Note 5.b)	106
415
u) Salaries and social security payables
Termination benefits	129
Bonuses	45
174
v) Income tax payables
Law No. 26,476 Tax Regularization Regime	6
6
w) Other liabilities
Pension benefits	178
Legal fees	4
Other	1
183
x) Provisions
Civil and commercial proceedings	132
Labor claims	301
Regulatory, tax and other matters claims	303
Asset retirement obligations	81
817

TELECOM ARGENTINA S.A. (Surviving company)

NOTE 5 — CONTROLLING COMPANY AND BALANCES WITH COMPANIES LAW No. 19,550

a)             Controlling company

Nortel, residing in A. Moreau de Justo 50 - 13th floor — Autonomous City of Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of LGS’ Section 33. As of March 31, 2017, Nortel owns all of the Class “A” Preferred Shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred Shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 6.b), Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the Company’s outstanding shares as of March 31, 2017. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of March 31, 2017 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of March 31, 2017, Sofora’s shares are held by Fintech (68%) and WAI (32%). Additionally, Fintech holds 58,173,522 Class “B” Shares of Telecom Argentina, which represent 5.91% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

On March 17, 2017, within the framework of the Reorganization described in Note 7, Sofora´s shareholders have agreed to the total amortization representative of the 32% of Sofora´s equity. Once this amortization has been perfected, Fintech Telecom LLC will control 100% of Sofora’s capital stock, consolidating all of Sofora’s economic and corporate rights (see Notes 7 and 9).

b)             Balances with Companies Law No. 19,550 as of March 31, 2017

	Type of company	March 31, 2017
CURRENT ASSETS
Trade receivables
Núcleo	controlled company	88
		88
NON CURRENT ASSETS
Other receivables
Núcleo	controlled company	1
		1
CURRENT LIABILITIES
Trade payables
Personal	controlled company	42
Telecom USA	controlled company	43
		85
Deferred revenues
Personal	controlled company	17
		17
Other liabilities
Nortel	controlling company	4
		4
NON CURRENT LIABILITIES
Deferred revenues
Personal	controlled company	106
		106

TELECOM ARGENTINA S.A. (Surviving company)

NOTE 6 — EQUITY

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value, of which 969,159,605 treasury shares are entitled to one vote. The capital stock is fully integrated and registered with the IGJ.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” Shares are traded since Nortel owns all of the outstanding Class “A” Shares; and Class “C” Shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class “B” Shares and are traded on the NYSE under the ticker symbol TEO.

(b) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary reserve for capital investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved a Treasury Shares Acquisition Program of Telecom Argentina in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) for the purpose of avoiding any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency, for the following maximum amount and with the following deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by Fintech Telecom LLC for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Section 13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained earnings as a result of the creation of a specific reserve for such purposes named “Voluntary reserve for capital investments”, which, as of December 31, 2016 amounted to $3,191. On April 27, 2017, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting approved the partial withdraw of this reserve in the amount of $2,730. Consequently, the balance of the “Voluntary reserve for capital investments” amounted to $461 (see Note 9.b)).

On April 29, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved an additional 3-year extension for the disposal due date of treasury shares provided by Section 67 of Law No. 26,831.

As of March 31, 2017, the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

TELECOM ARGENTINA S.A. (Surviving company)

NOTE 7 — TELECOM GROUP AND ITS CONTROLLING COMPANIES CORPORATE REORGANIZATION

1) Amortization of Sofora shares

In March 2017, WAI offered to Sofora and Sofora accepted, with the consent of Fintech (the controlling shareholder of Sofora) an offer to amortize in two tranches all of the 140,704,640 shares issued by Sofora and owned by WAI, according to the provisions of Sections 223 and 228 of the LGS. As a result of the amortization, Sofora agreed to pay WAI an amount equal to the par value of WAI’s shares of capital stock issued by Sofora, such amount being equivalent to $140,704,640, and issue in the name of WAI one or more dividend certificates (Class “A” “Bono de Goce”) evidencing WAI’s rights to dividends up to an aggregate amount of US$ 470 million minus the amounts paid to amortize the shares of Sofora owned by WAI (equivalent to U$S 8,683,596).

As of the date of issuance of these Special Merger Individual Financial Statements, the amortization (first and second tranche) of the ordinary shares of Sofora was completed (See Note 9.a.3)). Consequently, Fintech is the sole shareholder of Sofora.

The principal terms and conditions of each Bono de Goce provide that: (i) dividend payments of up to the maximum amount under the Bono de Goce will be made only if and when Sofora resolves to pay a dividend, (ii) dividend payments made by Sofora shall be paid to the holder of the Bono de Goce with priority over all other shareholders of Sofora, (iii) all dividends to be paid under the Bono de Goce will be paid by Sofora with liquid and realized profits (ganancias realizadas y líquidas), (iv) the maximum amount of dividends to be collected under the Bono de Goce shall accrete every year on June 1 on the amount of dividends that remain unpaid by Sofora as of May 31 of the relevant year at a 2% annually, (v) Sofora has a right to redeem the Bono de Goce at any time after the later of 36 months from the date of issuance or the payment of 60% of the maximum amount of dividends under the Bono de Goce and, whatever occur at last (vi) in the event that Sofora is absorbed by another continuing company of Sofora’s activities, the preference of the Class “A” Bono de Goce will remain only in respect of those shares of the continuing company that Sofora’s shareholders receive according to the expected exchange ratio of the Reorganization, so that this preference does not affect the other shareholders of the absorbing company, meaning that, in the case of the reorganization, the preference for the Class “A” Bono de Goce will only be verified with respect to the Class “A” Shares of Telecom Argentina that receives Fintech and will not affect the Class “B” Shares or Class “C” Shares of Telecom Argentina.

If the Reorganization of the Telecom Group is consummated, Telecom Argentina will assume all the rights and obligations of Sofora as issuer of the Class “A” Bonos de Goce. In no event shall the dividend rights under the Class “A” Bonos de Goce affect the dividend rights of holders of Telecom Argentina Class “B” or Class “C” Shares.

2) The Reorganization

On March 31, 2017, each of the Board of Directors of Sofora, Personal, Nortel and Telecom Argentina approved a preliminary reorganization agreement (the “Preliminary Reorganization Agreement”). Under the terms of the Preliminary Reorganization Agreement, Telecom Argentina will absorb Nortel, Sofora and Personal according to the provisions of Sections 82 and 83 of the LGS, subject to the approval of their respective General Ordinary and/or Extraordinary Shareholders’ Meeting, in the case of Telecom Argentina, Personal, Nortel and Sofora, and of the Special Shareholders’ Meetings in the case of Nortel, and other authorizations. After this event, the respective General Ordinary and/or Extraordinary Shareholders’ Meeting of Telecom Argentina, Personal, Nortel and Sofora approved the Telecom Group’s Reorganization (See Note 9.a.1).

The Effective Date of the Telecom Group’s Reorganization will be since 0:00 hours of the date in which the Chairmen of the Board of Directors of the Telecom Group subscribe an operations transfer minute stating that: (i) Telecom Argentina has adapted its technical-operational systems to assume the operations and activities of Personal, Nortel and Sofora, and (ii) the transfer of the activities and operations of the absorbed companies to Telecom Argentina was finalized as the following conditions to which the Telecom Group’s Reorganization was subject were accomplished, among them, ENACOM authorizations, that Sofora’s shares belonging to WAI have been fully amortized, and that the definitive reorganization agreement has been signed; all subject to the corporate approvals required under the applicable regulations and the registration of the reorganization agreement and dissolution without liquidation of the companies absorbed in the IGJ.

As a consequence of the reorganization and with effect as of the Effective Date: (i) the total equities of the Absorbed Companies will be transferred to Telecom Argentina to the book values of such items in the

TELECOM ARGENTINA S.A. (Surviving company)

respective Special Merger Individual Financial Statements. According to this, Telecom Argentina will acquire all rights, obligations and responsibilities of any nature of Personal, Sofora and Nortel; (ii) Telecom Argentina will be the continuing company of all Personal, Sofora and Nortel activities; (iii) Personal, Sofora and Nortel will be dissolved without liquidation and (iv) Nortel’s shares and ADS and Soforas’ and Personal’s ordinary shares will be cancelled.

As a consequence of the Reorganization, Nortel will:

(i)                                                  distribute a portion of its Telecom Argentina Class “A” Shares to the holders of Sofora’s Common Shares,

(ii)                                               convert its remaining Telecom Argentina Class “A” Shares to Telecom Argentina Class “B” Shares,

(iii)                                            distribute all of its Telecom Argentina Class “B” Shares (including all of itsTelecom Argentina Class “B” Shares that will be converted from Telecom Argentina Class “A” Shares) to the holders of Nortel Preferred Shares, and

(iv)                                           cancel all of its preferred Class “B” Shares and ordinary shares.

Telecom Argentina will not issue any new Class “B” Shares or Class “A” Shares in connection with the Reorganization. The Reorganization is subject to certain authorizations of ENACOM.

If the Reorganization is approved at the Shareholders’ Meetings of the Absorbed Companies and Telecom Argentina, such companies expect to enter into a definitive reorganization agreement), which will be filed before the Argentine administrative authorities in accordance with applicable regulations.

Since it is expected that, as of the Reorganization date (i) Nortel and Sofora are holding companies with no operations or assets other than direct and indirect interests, respectively, in Telecom Argentina and (ii) Personal is a wholly-owned subsidiary of Telecom Argentina, Telecom Argentina does not expect any material changes in its Statement of Financial Position or Income Statement. The Reorganization will be accounted for under the Absorbed Companies basis of accounting, as permitted by IFRS as issued by the IASB. Under this method, assets and liabilities of the Absorbed Companies will be incorporated by Telecom Argentina at their respective book values.

As of the date of issuance of these Special Merger Consolidated Financial Statements, the Telecom Group’s Reorganization is subject to the compliance of the following conditions:

•                  approval of the Telecom Group’s Reorganization under the terms and conditions established in its Preliminary Reorganization Agreement in Nortel’s Special Shareholders’ Meetings;

•                  the signing of its Final Reorganization Agreement;

•                  the obtaining of certain ENACOM’s regulatory authorizations;

•                  that Telecom Argentina has conditioned its operational- technical systems with capacity to absorb the operations of Personal, Nortel and Sofora.

In addition, the perfection of the corporate and administrative procedures of the Telecom Group’s Reorganization is subject to the following conditions, among others: (i) to obtain the administrative consent from the CNV related to the Reorganization, (ii) the registration of the Final Reorganization Agreement in the IGJ y (iii) to obtain any other authorization that could be required by other regulatory authorities (among others, the SEC).

NOTE 8 — RESTRICTIONS ON DISTRIBUTION OF PROFITS

According to the provisions of LGS, the Bylaws and the regulations issued by the CNV, a minimum of 5% of net income for the year, plus/minus previous years adjustments and accumulated losses, if any, must be allocated by resolution of the shareholders to a Legal Reserve until such reserve reaches 20% of the Capital Stock plus the Inflation Adjustment of Capital Stock. On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to the LGS and CNV regulations previously disclosed.

TELECOM ARGENTINA S.A. (Surviving company)

NOTE 9 — SUBSEQUENT EVENTS TO MARCH 31, 2017

a)                 Relevant events related to the Reorganization

a.1) Ordinary and/or Extraordinary Shareholders’ Meetings of Telecom Argentina, Personal, Nortel and Sofora

The Reorganization and the following documents were approved in the Ordinary and Extraordinary Shareholders’ Meetings of Telecom Argentina and Telecom Personal, both held on May 23, 2017 and in the Extraordinary Shareholders’ Meetings of Nortel and Sofora, both held on May 22, 2017.

i.                Special Purpose Unconsolidated Financial Statements of each respective company as of December 31, 2016.

ii.             Special Purpose Combined Financial Statements as of December 31, 2016 of Sofora, Nortel, Telecom Argentina and Telecom Personal.

iii.          The Preliminary Reorganization Agreement held on March 31, 2017.

Additionally, the Ordinary and Extraordinary Shareholders’ Meetings of Telecom Argentina approved:

i.                The conversion of up to 161,039,447 Telecom Argentina’s Class “A” Shares, of nominal value one Argentine peso and one vote each ,in the same quantity of Class “B” Shares, of nominal value one Argentine peso and one vote each, to be delivered to Nortel’s Preferred “B” Shares, as explained in Section 4 of the related Preliminary Reorganization Agreement; and

ii.             The modification of the following Sections of the Bylaws:

a.              Section 4: To establish a dynamic procedure for the conversion of shares representative of the capital stock of a Class to another Class with equal political and patrimonial rights; and

b.              Section 5: To allow the total or partial amortization of integrated shares in accordance with Section 223 of the LGS and enable the issuance of “Bonos de Goce” as provided in Section 228 of the aforementioned Law.

iii.          The elimination of Section 9 of the Bylaws, which contains limitations to the transfer of Class “A” Shares, which will be effective as of the date on which the ENACOM authorizes the dissolution of Nortel as a result of the Reorganization and the distribution to the holders of Nortel’s Class “B” Preferred Shares of a portion of Telecom Argentina’s Class “A” Shares by converting them into Class “B” Shares of Telecom Argentina in accordance with the provisions of the corresponding preliminary reorganization agreement.

Finally, the Shareholders’ Meetings of Telecom Personal, Nortel and Sofora approved the dissolution without liquidation of each company, respectively, for the cause provided in Section 94 subsection 7 of the LGS as a result of its incorporation to Telecom Argentina due to the Reorganization.

a.2) Presentations before the ENACOM of the Authorizations required and provided in the Preliminary Reorganization Agreement

Within the framework of the Reorganization, the companies involved have requested to the ENACOM the following authorizations provided in the preliminary reorganization agreement:

Authorization from the ENACOM (requested on March 30, 2017) for the purpose of releasing shares that were part of the second amortization tranche of Sofora’s common shares (owned by WAI, representative of 15% of Sofora’s capital stock) of the allocation to shares of the investment consortium for the acquisition -in the process of privatization of ENTel- of Sociedad Licenciataria Norte (currently Telecom Argentina) in accordance with Decree No. 62/90 dated January 5, 1990 and the terms of such privatization and Resolution No. 111/2003 issued by the National Secretary of Communications on December 10, 2003.

1.              Authorization from the ENACOM (requested on May 17, 2017) for the dissolution of Nortel as a result of the Telecom Group’s Reorganization and the distribution to the holders of Nortel’s Preferred “B” Shares of a portion of Telecom Argentina’s Class “A” Shares through its conversion to Telecom Argentina Class “B” Shares pursuant to the corresponding preliminary reorganization agreement.

2.              Authorization from the ENACOM (requested on May 17, 2017) for the transfer to Telecom Argentina, as a result of the Telecom Group’s Reorganization, of all licenses for the provision of ICT Services and the records of ICT Services, together with the corresponding frequency use permissions, which were granted or timely awarded to Telecom Personal.

TELECOM ARGENTINA S.A. (Surviving company)

On June 16, 2017, ENACOM’s authorization mentioned in point 1 of this Note was granted by Resolution No. RESOL-2017-5120-APN-ENACOM#MCO, allowing the amortization of the second tranche of the ordinary shares of Sofora described above.

As of the date of issuance of these Special Merger Individual Financial Statements, the procedures mentioned in points 2 and 3 are in progress and awaiting a favorable resolution from the ENACOM.

a.3) Amortization of ordinary shares of Sofora

First tranche

On May 23, 2017 the first tranche of the ordinary shares of Sofora owned by WAI (74,749,340 ordinary shares) was amortized, representative of 17% of Sofora’s capital stock. As a result of the mentioned amortization:

i.                  Sofora paid $74,749,340 to WAI and issued a Class “A” Bono de Goce on behalf of WAI which granted them the right to dividends in the amount of US$ 245,036,017, and

ii.               The members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina, Personal, Nortel and Sofora appointed by WAI presented their resignations. In the case of Telecom Argentina, the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017, in its second tranche of deliberations held on June 6, 2017, appointed two directors, two alternate directors, one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the term of duties of the resigning members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina.

Second tranche

As a result of obtaining the authorization of ENACOM mentioned in a.2), on June 22, 2017, the second tranche of the ordinary shares of Sofora owned by WAI (65,955,300 shares) representing 15% of Sofora’s capital stock before the first tranche of ordinary shares was amortized. As a result of this amortization, Sofora paid $65,955,300 to WAI and issued a Class “A” Bono de Goce on behalf of WAI which granted them the right to dividends in the amount of US$216,280,387.

b)                 Dispositions of the Company’s General Ordinary and Extraordinary Shareholders’ Meeting

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017 considered, among other matters, the following:

1.              To approve the Annual Report and the financial statements of the Company as of December 31, 2016;

2.              To allocate to the “Voluntary Reserve for Future Dividends Payments” an amount of $3,975 (equivalent to the total amount of Telecom Argentina’s Retained earnings as of December 31, 2016);

3.              The partial withdrawal of the “Voluntary reserve for capital investments”, for an amount of $2,730, and increase the “Reserve for Future Cash Dividends”; and

4.              The total withdrawal of the “Voluntary reserve for future investments”, for an amount of $2,904, and increase the “Reserve for Future Cash Dividends”.

c)         ENACOM Resolution No. 3,687-E/17— On-demand spectrum allocation

ENACOM Resolution No. 3,687-E/17, published in the Official Bulletin on May 12, 2017, provided the call for the on-demand frequency allocation of the 2,500 to 2,690 MHz Radioelectric Spectrum, stating the procedure, obligations and compensations to be fulfilled by the Mobile Communications Service providers who qualify to participate, in accordance with the provisions of Section 4 of Decree No. 1,340/17.

The Resolution provided to group the frequency channels to be allocated in three (3) Lots: two (2) Lots of 30 MHz, containing three (3) frequency channels in the FDD mode each, and one (1) Lot of 40 MHz, containing two (2) frequency channels in FDD mode and four (4) frequency channels in TDD mode, according to the channeling provided in ENACOM Resolution No. 1,034-E/17 and its amendment (ENACOM Resolution N° 1,956-E/17). According to the characteristics of the 2,500 to 2,690 MHz band, the authorization of use of the frequency channels that integrate each Lot must be issued by each locality.

On May 24, 2017, Personal filed to ENACOM the Envelope with its On-demand Allocation Request, according to the provisions of Resolution No. 3,687-E/17.

TELECOM ARGENTINA S.A. (Surviving company)

On June 2, 2017, ENACOM announced four bidders in the opening auction session: (Telefónica Móviles Argentina S.A. (“TMA”), AMX Argentina S.A. (“AMX”), Personal and Telecentro S.A. (“Telecentro”). Attending to the observations made by the bidders, it was decided to adjourn the session so that, within 10 days, the ENACOM could treat the mentioned observations, setting June 16, 2017as the new date for the auction session reopening.

ENACOM Resolution No. 4,767 E/17 issued on June 12, 2017, provided that Telecentro did not meet the requirements to be considered a qualified bidder, in accordance with the provisions of Section 2 of ENACOM Resolution No. 3,687 E/17, as it is not a current provider of mobile communications services, according to the provisions of Section 3 of Decree No. 798/16. As a result, its request for on-demand spectrum allocation was rejected.

On June 16, 2017 the auction session reopening was performed, with the participation of TMA, AMX and Personal, resulting TMA applying for Lot A, AMX applying for Lot B, and Personal applying for Lot C, thus resolving the observations made by the bidders at the opening auction session held on June 2, 2017.

As of the date of issuance of these Special Merger Individual Financial Statements, the process is pending of approval and of the occurrence of the administrative acts that assign to each lender the requested Lot and authorize it use, for the provision of the SCMA, in the requested localities.

d)                  Purchase of TUVES Paraguay S.A.

On October 4, 2016, the Board of Directors of Núcleo S.A. (“Núcleo”), Company controlled by Personal, authorized the execution of the shares purchase option that TU VES S.A. (Chile) granted to Núcleo in order to acquire the controlling interest in TUVES Paraguay S.A. (“Tuves”).

On October 6, 2016 Tuves’ shareholders accepted Núcleo’s proposal for executing the shares purchase option (70% Tuves’ total capital), which is subject to the approval of the “Comisión Nacional de Telecomunicaciones del Paraguay” (“CONATEL”).

On April 11, 2017, by Resolution No. 460/2017 of CONATEL’s Board of Directors authorized TU VES S.A. (Chile) to transfer to Núcleo 350 shares of Tuves which represent 70% of its capital stock.

Through this authorization, on June 30, 2017 Núcleo acquired the respective shares.

Tuves’ main activity is the provision of telecommunications services and the provision of services of distribution of audio and television signals direct to home in the Republic of Paraguay.

Mariano Ibáñez
Chairman of the Board of Directors